Mail Stop 4720

January 14, 2010

Randall H. Talbot
President and Chief Executive Officer
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004

> **Re:** **Symetra Financial Corporation**
> **Amendment No. 3 to Form S-1 Filed on December 23, 2009**
> **Amendment No. 4 to Form S-1 Filed on January 6, 2010**
> **Amendment No. 5 to Form S-1 Filed on January 7, 2010**
> **File No. 333-162344**

Dear Mr. Talbot:

We have reviewed each of the above-referenced amendments to your Form S-1 and your response letter filed on December 23, 2009 in response to our letter dated November 25, 2009. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A filed on January 7, 2010

Management's Discussion And Analysis of Financial Condition and Results of Operations, page 44

Use of non-GAAP Financial Measures, page 53

Adjusted Operating Income (Loss), page 53

1. Please refer to your revised disclosure. It is unclear how you have addressed the limitation of Adjusted Operating Income in regards to the cashflow impact of securities that experience OTTI. Please disclose as a limitation that the credit

events that create OTTI negatively impact investment income cash flows and cash flows at maturity.

Management, page 137

Compensation Discussion and Analysis, page 141

2. Please confirm that you will file a Form 8-K with Item 5.02(f) disclosure when the remaining 2009 compensation amounts for your named executive officers are determined. Please be aware that this Form 8-K filing must restate your total compensation for 2009 in light of the new information. See Regulation S-K Compliance & Disclosure Interpretation 217.11.

Principal and Selling Stockholders, page 162

3. Please revise this table to provide footnotes that identify the natural persons who have or share voting or investment power for each fund. See Item 507 of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 240.04.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William J. Whelan III, Esq.
      Cravath, Swaine & Moore LLP
      Worldwide Plaza
      825 Eighth Avenue
      New York, NY 10019